EVALUATION OF THE P&NG RESERVES

OF

AUSTRAL-PACIFIC ENERGY LIMITED

IN THE CHEAL AREA OF NEW ZEALAND

(As of December 31, 2006)

INTERNATIONAL

LIMITED

Geological and Petroleum Engineering Consultants

Suite 900, North Tower, Sun Life Plaza, 140 - 4th Avenue S.W.

Calgary, Alberta, Canada T2P 3N3
Tel: (403) 294-5599      Fax: (403) 294-5580      Fax: (403) 294-5590

Introduction — Page 1

Introduction

This report was prepared by Sproule International Limited (“Sproule”) at the request of Mr. Rick Webber, Chief Executive Officer, Austral-Pacific Energy Limited. Austral-Pacific Energy Limited is hereinafter referred to as “the Company.” The effective date of this report is December 31, 2006.

The report consists of an evaluation of the P&NG reserves associated with the Company’s interest in the Cheal Field, New Zealand. It was prepared during the months of February and March 2007, for the purpose of evaluating the Company’s P&NG reserves according to Canadian Oil and Gas Evaluation Handbook (COGEH) reserve definitions that are consistent with the standards of National Instrument 51-101. This report was prepared for the Company’s corporate purposes.

This report is included in one volume, which consists of an Introduction, Summary, Discussion, Constant Prices and Costs, National Instrument 51101, and Appendices. The Introduction includes the summary of the evaluation standards and procedures and pertinent author certificates; the Summary includes high-level summaries of the evaluation; and the Discussion includes general commentaries pertaining to the evaluation of the P&NG reserves. The Constant Prices and Costs section shows the Company’s total reserves and cash flows under the assumption of constant prices and costs. The National Instrument 51-101 section presents Form 51-101F2—Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor, Tables 1 to 5 using Forecast Prices and Costs, Tables 6 to 10 using Constant Prices and Costs. Reserves definitions, abbreviations, units, and conversion factors are included in Appendices A and B.

Field Operations

In the preparation of this evaluation, a field inspection of the properties was not performed by Sproule. The relevant engineering data were made available by the Company or obtained from public sources and the non-confidential files at Sproule. No material information regarding the reserves evaluation would have been obtained by an on-site visit.

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Introduction — Page 2

Historical Data, Interests and Burdens

1.	All historical production, well data, revenue and expense data, product prices actually received, and other data that were obtained from the Company or from public sources were accepted as represented, without any further investigation by Sproule.

2.	Property descriptions and details of interests held, as supplied by the Company, were accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties.

3.	Lessor and overriding royalties and other burdens were obtained from the Company. No further investigation was undertaken by Sproule.

Evaluation Standards

This report has been prepared by Sproule using current geological and engineering knowledge, techniques and computer software. It has been prepared within the Code of Ethics of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (“APEGGA”). This report adheres in all material aspects to the “best practices” recommended in the COGE Handbook, which are in accordance with principles and definitions established by the Calgary Chapter of the Society of Petroleum Evaluation Engineers. The COGE Handbook is incorporated by reference in National Instrument 51-101.

Evaluation Procedures

1.	The Company provided Sproule with recent revenue statements to determine certain economic parameters.

2.	The forecasts of product prices used in this evaluation were based on Sproule’s December 31, 2006 price forecasts.

3.	Well abandonment and disconnect costs were included in this report at the entity level for wells which have reserves assigned. No allowances for reclamation or salvage values were made.

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Introduction — Page 3

Evaluation Results

1.	The analysis of individual properties as reported herein was conducted with the context and scope of an evaluation of a unique group of properties in aggregate. Use of this report outside of this scope may not be appropriate.

2.	The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data provided at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that reservoir and financial performance subsequent to the date of the estimates may necessitate revision. These revisions may be material.

3.	The net present values of the reserves presented in this report simply represent discounted future cash flow values at several discount rates. Though net present values form an integral part of fair market value estimations, without consideration for other economic criteria, they are not to be construed as Sproule’s opinion of fair market value.

4.	The dollar values presented throughout the report are in United States dollars, unless otherwise stated. An exchange rate of 0.6835 United States dollars per New Zealand dollar was used to convert budget information supplied by the Company. This rate was based on the exchange rate for December 30, 2006, as obtained from the Bank of Canada website.

5.	Due to rounding, certain totals may not be consistent from one presentation to the next.

BOE Cautionary Statement

BOE’s (or ‘McfGE’s’ or other applicable units of equivalency) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl (or ‘An McfGE conversion ratio of 1 bbl: 6 Mcf’) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

This report may contain forward-looking statements including expectations of future production revenues and capital expenditures. Information concerning reserves may also be deemed to be forward-looking as estimates involve the implied assessment that the reserves described can be profitably produced in future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas

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Introduction — Page 4

industry (i.e., operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimations; the uncertainty of estimates and projections relating to production; costs and expenses, and health, safety and environmental factors), commodity price and exchange rate fluctuation.

Exclusivity

This report has been prepared for the exclusive use of Austral Pacific Energy Limited, and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule International Limited, and without the complete contents of the report being made available to that party.

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Introduction — Page 5

Certification

Report Preparation

The report entitled “Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited (As of December 31, 2006),” was prepared by the following Sproule personnel:

Douglas J. Carsted, P.Geol.
Project Leader;
Vice-President, Geoscience
13/03/2007 dd/mm/yr

Jeff Duer, P.Eng.
13/03/2007 dd/mm/yr

Donald W. Woods, P.Eng.
Manager, Engineering
13/03/2007 dd/mm/yr

Barrie F. Jose, P.Geoph.
Manager, Geoscience
13/03/2007 dd/mm/yr

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Introduction — Page 6

Sproule Executive Endorsement

This report has been reviewed and endorsed by the following Executive of Sproule:

Ken H. Crowther, P.Eng.
President
13/03/2007 dd/mm/yr

Permit to Practice

Sproule International Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and our permit number is P6151.

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Introduction — Page 7

Certificate

Jeff Duer, B.Sc., P.Eng.

I, Jeff Duer, Reservoir Engineer at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degree:

a.	B.Sc, Chemical Engineering (2002), University of Calgary, Calgary AB, Canada

2.	I am a registered professional:

a.	Professional Engineer (P.Eng.), Province of Alberta, Canada

3.	I am a member of the following professional organizations:

a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

b.	Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

c.	Society of Petroleum Engineers (SPE)

4.	My contribution to the report entitled “Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited (As of December 31, 2006)” is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

5.	I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral-Pacific Energy Limited.

Jeff Duer, P.Eng.

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Introduction — Page 8

Certificate

Douglas J. Carsted, B.Sc, P.Geol.

I, Douglas J. Carsted, Vice-President, Geoscience, and Director at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degrees:

a.	B.Sc. (Honours) Geology (1982) University of Manitoba, Winnipeg MB, Canada

b.	B.Sc. Chemistry (1979) University of Winnipeg, Winnipeg MB, Canada

2.	I am a registered professional:

a.	Professional Geologist (P.Geol.) Province of Alberta, Canada

3.	I am a member of the following professional organizations:

a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

b.	Canadian Society of Petroleum Geologists (CSPG)

c.	American Association of Petroleum Geologists (AAPG)

d.	Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

e.	Canadian Well Logging Society (CWLS)

f.	Indonesian Petroleum Association, Professional Division (IPA)

4.	I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5.	My contribution to the report entitled “Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited (As of December 31, 2006)” is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6.	I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral-Pacific Energy Limited.

Douglas J. Carsted, P.Geol.

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Introduction — Page 10

Certificate

Donald W. Woods, B.Sc. Chemical Engineering, P. Eng.

I, Donald W. Woods, Manager, Engineering, at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degrees:

a.	B.Ed. (1973) University of Calgary, Calgary AB, Canada

b.	B.Sc. Chemical Engineering (1980) University of Calgary, Calgary AB, Canada

2.	I am a registered professional:

a.	Professional Engineer (P.Eng.) Province of Alberta, Canada

3.	I am a member of the following professional organizations:

a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

b.	Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

c.	Society of Petroleum Engineers (SPE)

d.	Society of Petroleum Evaluation Engineers (SPEE)

4.	I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5.	My contribution to the report entitled “Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited (As of December 31, 2006)” is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6.	I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral-Pacific Energy Limited.

Donald W. Woods, P. Eng.

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Introduction — Page 11

Certificate

Ken H. Crowther, B.S., P.Eng.

I, Ken H. Crowther, President and Director of Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degree:

a.	B.S. (Honours) Petroleum Engineering (1972) University of Wyoming, Laramie WY, USA

2.	I am a registered professional:

a.	Professional Engineer (P.Eng.) Province of Alberta, Canada

3.	I am a member of the following professional organizations:

a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

b.	Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

c.	Society of Petroleum Engineers (SPE)

d.	Society of Petroleum Evaluation Engineers (SPEE)

4.	I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5.	My contribution to the report entitled “Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited (As of December 31, 2006)” is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

6.	I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral-Pacific Energy Limited.

Ken H. Crowther, P.Eng.

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Summary — Page 1

Summary

Table S-1, on the following page, summarizes our evaluation, of the P&NG reserves associated with the Company’s interests in the Cheal Field, New Zealand. The Company has informed us that their tax pools exceed the forecasted taxable income from the Cheal property, and therefore, income taxes have not been deducted in this report. The effective date of the evaluation is December 31, 2006. A map showing the location of the Company’s Petroleum Exploration Permit encompassing the Cheal property is included as Figure S-1.

The reserves were estimated deterministically for the proved, proved plus probable and proved plus probable plus possible reserves categories. The oil reserves are presented in thousands of barrels, at stock tank conditions. The pipeline gas reserves are presented in millions of cubic feet, at base conditions of 14.65 psia and 60 degrees Fahrenheit.

The reserves definitions and ownership classification used in this evaluation are in accordance with the standards defined by COGEH reserves definitions and are consistent with Nl 51-101. The net present values of the reserves are presented in thousands of United States dollars, and are based on annual projections of net revenue, which were discounted at various rates using the mid-period discounting method. The price forecasts that formed the basis for the revenue projections in the evaluation were based on Sproule’s December 31, 2006 pricing model. Table S-2 presents a summary of the forecasts used. Operating and capital costs were escalated at 5 percent per for the first year, 4 percent the second year, 3 percent the third year, and 2.0 percent per year thereafter as set out in Table S-2.

Well abandonment and disconnect costs were included in this report for wells which have reserves assigned. No allowances for reclamation or salvage values were made.

Summary forecasts of production and cash flow for the various reserves categories are included as Tables S-3 through S-3D.

Figures S-2 through S-4 present the results of our evaluation in graphical form.

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Table: S-1

Austral Pacific Energy Ltd.
Summary of the Evaluation of the Company’s P&NG Reserves
In the Cheal Area of New Zealand
(As of December 31, 2006)

	Remaining Reserves
		Company		Net Present Values Before Income Taxes (M$US)
	Gross	Gross	Net	At 0%	At 5.0%	At 10.0%	At 15.0%
Light/Medium Oil (Mbbl)
Proved Undeveloped	1,492.5	1,037.3	902.3	27,769	23,927	20,732	18,055
Total Proved	1,492.5	1,037.3	902.3	27,769	23,927	20,732	18,055
Total Probable	1,130.0	785.4	667.3	27,358	22,069	18,122	15,119
Total Possible	1,031.0	716.5	602.3	27,530	19,737	14,690	11,304
Total Proved + Probable	2,622.5	1,822.6	1,569.6	55,127	45,996	38,854	33,174
Total Proved + Probable + Possible	3,653.5	2,539.2	2,171.9	82,656	65,733	53,544	44,479

Solution Gas (MMcf) - values included with lt/med oil -
Proved Undeveloped	904	629	547
Total Proved	904	629	547
Total Probable	859	597	510
Total Possible	943	656	554
Total Proved + Probable	1,763	1,225	1,057
Total Proved + Probable + Possible	2,707	1,881	1,612

GRAND TOTAL (Mboe)
Proved Undeveloped	1,643.2	1,142.0	993.5	27,769	23,927	20,732	18,055
Total Proved	1,643.2	1,142.0	993.5	27,769	23,927	20,732	18,055
Total Probable	1,273.2	884.8	752.3	27,358	22,069	18,122	15,119
Total Possible	1,188.2	825.8	694.6	27,530	19,737	14,690	11,304
Total Proved + Probable	2,916.4	2,026.8	1,745.8	55,127	45,996	38,854	33,174
Total Proved + Probable + Possible	4,104.6	2,852.7	2,440.5	82,656	65,733	53,544	44,479

Summary — Page 3

Table S-2
Summary of Selected Price Forecasts and Inflation Rate Assumptions
(Effective December 31, 2006)

Year	WTI Cushing[a] Oklahoma ($US/bbl)	Cheal Natural Gas[b] ($US/Mcf)	Inflation Rate (%/Yr)
Historical
2000	30.30		1.5
2001	25.94		2.0
2002	26.09		2.7
2003	31.14		2.5
2004	41.42		1.3
2005	56.45		1.6
2006	66.09		2.0
Forecast
2007	61.73	2.81	5.0
2008	64.82	2.87	4.0
2009	58.42	2.92	3.0
2010	54.37	2.98	2.0
2011	51.20	3.04	2.0
2012	52.31	3.10	2.0
2013	53.43	3.16	2.0
2014	54.58	3.23	2.0
2015	55.75	3.29	2.0
2016	56.95	3.36	2.0
2017	58.17	3.43	2.0

Escalation rate of 2.0% thereafter

Notes:

a.	40 degrees API, 0.4% sulphur.

b.	Incorporates a heating value of 1,150 btu per scf.

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Table: S-3

Proved + Probable + Possible

AUSTRAL PACIFIC ENERGY LTD.

Base – Esc
Prodn Start Sep 01, 2007

SUMMARY OF RESERVES AND NET PRESENT VALUE

(As of Date : Dec 31, 2006)

Reserves

				Non-Assoc
	LtMed	Heavy	Solution	Assoc				Pentanes	Total		Equiv
	Oil	Oil	Gas	Gas	Ethane	Propane	Butane	Plus	NGL	Sulphur	Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	3653.5	0.0	2707	0	0.0	0.0	0.0	0.0	0.0	0.0	4104.6
Co Int	2539.2	0.0	1881	0	0.0	0.0	0.0	0.0	0.0	0.0	2852.7
Co Net	2171.9	0.0	1612	0	0.0	0.0	0.0	0.0	0.0	0.0	2440.5

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	SKTax Overhead	Before Tax Cash Flow
%	M$US	M$US	M$US	M$US	M$US	M$US
0.0	17937	84758	0	2101	0	82656
5.0	17418	66701	0	968	0	65733
7.5	17173	59836	0	670	0	59166
10.0	16937	54014	0	469	0	53544
12.5	16709	49027	0	333	0	48694
15.0	16490	44717	0	238	0	44479
20.0	16074	37666	0	126	0	37540
25.0	15685	32166	0	70	0	32097

Reserve Life = 17.5 yrs      Reserve Half Life = 3.4 yrs      BOE Reserve Index = 6.0

Profitability Indices	Before Tax		Before Tax
Payout (yrs)	0.83	NPV @10%/BOE($)	18.77
Return On Investment @10%	3.16	NPV @15%/BOE($)	15.59
Return On Investment @15%	2.70	NPV @10%/BOE/D(M$)	40.85
Investment Return Rate(%)	>100	NPV @15%/BOE/D(M$)	33.94

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE

(As of Date : Dec 31, 2006)

	Oil	Gas	BOE									ARTC	BTax
	Comp	Comp	Comp	Oil	Gas	Other	Total	Non-	Lease	Other	Total	Aband	Cash
Year	Int	Int	Int	Rev	Rev	Rev	Crown	Crown	Expen	Expen	Cap	Etc	Flow
	bbl/d	Mcf/d	boe/d	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2007	1009	530	1098	7580	181	0	377	0	568	0	17937	0	-11121
2008	1261	662	1371	29831	693	0	3431	0	2378	0	0	0	24714
2009	1029	540	1119	21940	576	0	4056	0	2235	0	0	0	16225
2010	840	567	935	16676	617	0	3035	0	2120	0	0	0	12138
2011	687	464	764	12839	515	0	2272	0	1994	0	0	0	9088
2012	562	464	639	10731	525	0	1870	0	1906	0	0	0	7480
2013	460	380	524	8976	439	0	1518	0	1825	0	0	0	6072
2014	377	368	438	7514	433	0	1235	0	1771	0	0	0	4941
2015	309	302	360	6295	362	0	987	0	1723	0	0	0	3948
2016	254	286	301	5277	350	0	787	0	1694	0	0	0	3147
2017	207	233	246	4397	291	0	610	0	1637	0	0	-189	2253
2018	166	186	197	3591	238	0	465	0	1502	0	0	0	1862
2019	136	153	161	3008	199	0	346	0	1476	0	0	-392	992
2020	100	113	119	2273	150	0	249	0	1176	0	0	0	998
2021	83	94	99	1928	127	0	176	0	1175	0	0	0	704
2022	69	78	82	1636	108	0	113	0	1178	0	0	0	452
2023	58	65	68	1388	91	0	59	0	1185	0	0	0	236
2024	20	23	24	498	33	0	12	0	472	0	0	-1300	-1252
2025	7	8	8	20	1	0	0	0	19	0	0	-221	-220

Totl				146401	5929	0	21599	0	28036	0	17937	-2101	82656

Discounted	@5.0%			116377	4411	0	17199	0	19470	0	17418	-968	65733
Cash	@10.0%			96026	3438	0	14125	0	14388	0	16937	-469	53544
Streams	@15.0%			81484	2779	0	11885	0	11171	0	16490	-238	44479
	@20.0%			70640	2313	0	10195	0	9018	0	16074	-126	37540

Table: S-3A

Proved + Probable

AUSTRAL PACIFIC ENERGY LTD.
Base - Esc
Prodn Start Sep 01, 2007

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2006)

Reserves

				Non-Assoc
	LtMed	Heavy	Solution	Assoc				Pentanes	Total		Equiv
	Oil	Oil	Gas	Gas	Ethane	Propane	Butane	Plus	NGL	Sulphur	Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	2622.5	0.0	1763	0	0.0	0.0	0.0	0.0	0.0	0.0	2916.4
Co Int	1822.6	0.0	1225	0	0.0	0.0	0.0	0.0	0.0	0.0	2026.9
Co Net	1569.6	0.0	1057	0	0.0	0.0	0.0	0.0	0.0	0.0	1745.8

Net Present Value

Discount	Total Net	Before Tax	ARTC	Aband	SKTax	Before Tax
Rate	Capital	Net Rev	Cap GCA	Cost	Overhead	Cash Flow
%	M$US	M$US	M$US	M$US	M$US	M$US
0.0	17937	57058	0	1932	0	55127
5.0	17418	47092	0	1096	0	45996
7.5	17173	43048	0	835	0	42214
10.0	16937	39494	0	640	0	38854
12.5	16709	36352	0	495	0	35858
15.0	16490	33559	0	385	0	33174
20.0	16074	28822	0	237	0	28586
25.0	15685	24975	0	149	0	24826

Reserve Life = 11.8 yrs      Reserve Half Life = 2.4 yrs       BOE Reserve Index = 4.4

Profitability Indices	Before Tax		Before Tax
Payout (yrs)	0.83	NPV @10%/BOE($)	19.17
Return On Investment @10%	2.29	NPV @15%/BOE($)	16.37
Return On Investment @15%	2.01	NPV @10%/BOE/D(M$)	30.68
Investment Return Rate(%)	>100	NPV @15%/BOE/D(M$)	26.20

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2006)

	Oil	Gas	BOE									ARTC	BTax
	Comp	Comp	Comp	Oil	Gas	Other	Total	Non-	Lease	Other	Total	Aband	Cash
Year	Int	Int	Int	Rev	Rev	Rev	Crown	Crown	Expen	Expen	Cap	Etc	Flow
	bbl/d	Mcf/d	boe/d	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2007	997	523	1084	7484	179	0	373	0	564	0	17937	0	-11211
2008	1194	627	1298	28241	656	0	3248	0	2312	0	0	0	23337
2009	902	474	981	19234	505	0	3527	0	2105	0	0	0	14108
2010	682	460	759	13532	501	0	2417	0	1949	0	0	0	9667
2011	516	348	574	9641	387	0	1644	0	1806	0	0	0	6577
2012	390	322	444	7453	365	0	1222	0	1710	0	0	0	4886
2013	296	244	336	5765	282	0	883	0	1633	0	0	0	3531
2014	224	218	260	4462	257	0	627	0	1586	0	0	0	2506
2015	168	164	195	3417	197	0	421	0	1512	0	0	-181	1501
2016	123	139	146	2564	170	0	269	0	1389	0	0	0	1076
2017	88	99	105	1869	124	0	149	0	1246	0	0	-377	220
2018	61	69	72	1324	88	0	67	0	1078	0	0	0	267
2019	44	50	53	392	26	0	9	0	375	0	0	-1373	-1339

Totl				105378	3735	0	14853	0	19264	0	17937	-1932	55127

Discounted	@5.0%			88661	3002	0	12463	0	14691	0	17418	-1096	45996
Cash	@10.0%			76207	2481	0	10650	0	11606	0	16937	-640	38854
Streams	@15.0%			66637	2097	0	9240	0	9445	0	16490	-385	33174
	@20.0%			59088	1806	0	8119	0	7879	0	16074	-237	28586

Table: S-3B

Proved Undeveloped

AUSTRAL PACIFIC ENERGY LTD.
Base - Esc
Prodn Start Sep 01, 2007

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2006)

Reserves

				Non-Assoc
	LtMed	Heavy	Solution	Assoc				Pentanes	Total		Equiv
	Oil	Oil	Gas	Gas	Ethane	Propane	Butane	Plus	NGL	Sulphur	Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	1492.5	0.0	904	0	0.0	0.0	0.0	0.0	0.0	0.0	1643.2
Co Int	1037.3	0.0	629	0	0.0	0.0	0.0	0.0	0.0	0.0	1142.0
Co Net	902.3	0.0	547	0	0.0	0:0	0.0	0.0	0.0	0.0	993.5

Net Present Value

Discount	Total Net	Before Tax	ARTC	Aband	SKTax	Before Tax
Rate	Capital	Net Rev	Cap GCA	Cost	Overhead	Cash Flow
%	M$US	M$US	M$US	M$US	M$US	M$US
0.0	15262	29219	0	1450	0	27769
5.0	14829	24893	0	967	0	23927
7.5	14625	23052	0	795	0	22258
10.0	14428	21389	0	657	0	20732
12.5	14239	19881	0	545	0	19336
15.0	14056	18508	0	454	0	18055
20.0	13709	16110	0	319	0	15792
25.0	13384	14091	0	227	0	13864

Reserve Life = 7.8 yrs       Reserve Half Life = 1.7 yrs       BOE Reserve Index = 3.1

Profitability Indices	Before Tax		Before Tax
Payout (yrs)	0.83	NPV @10%/BOE($)	18.15
Return On Investment @10%	1.44	NPV @15%/BOE($)	15.81
Return On Investment @15%	1.28	NPV @10%/BOE/D(M$)	20.43
Investment Return Rate(%)	>100	NPV @15%/BOE/D(M$)	17.79

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2006)

	Oil	Gas	BOE									ARTC	BTax
	Comp	Comp	Comp	Oil	Gas	Other	Total	Non-	Lease	Other	Total	Aband	Cash
Year	Int	Int	Int	Rev	Rev	Rev	Crown	Crown	Expen	Expen	Cap	Etc	Flow
	bbl/d	Mcf/d	boe/d	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2007	878	461	954	6591	158	0	328	0	491	0	15262	0	-9332
2008	901	473	980	21314	495	0	2451	0	1796	0	0	0	17561
2009	599	314	651	12765	335	0	2309	0	1558	0	0	0	9234
2010	398	268	443	7893	292	0	1357	0	1400	0	0	0	5428
2011	264	178	294	4940	198	0	771	0	1282	0	0	0	3085
2012	176	145	200	3352	164	0	461	0	1212	0	0	0	1844
2013	117	96	133	2276	111	0	244	0	1167	0	0	0	976
2014	78	76	90	1545	89	0	98	0	1146	0	0	0	391
2015	52	51	60	366	21	0	8	0	347	0	0	-1450	-1418

Totl				61042	1863	0	8027	0	10398	0	15262	-1450	27769

Discounted	@5.0%			53678	1598	0	7016	0	8537	0	14829	-967	23927
Cash	@10.0%			47776	1392	0	6200	0	7150	0	14428	-657	20732
Streams	@15.0%			42959	1227	0	5531	0	6091	0	14056	-454	18055
	@20.0%			38966	1095	0	4975	0	5267	0	13709	-319	15792

Table: S-3C

Probable Undeveloped

AUSTRAL PACIFIC ENERGY LTD.
Base - Esc
Prodn Start Sep 01, 2007

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2006)

Reserves

				Non-Assoc
	LtMed	Heavy	Solution	Assoc				Pentanes	Total		Equiv
	Oil	Oil	Gas	Gas	Ethane	Propane	Butane	Plus	NGL	Sulphur	Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	1130.0	0.0	859	0	0.0	0.0	0.0	0.0	0.0	0.0	1273.2
Co Int	785.4	0.0	597	0	0.0	0.0	0.0	0.0	0.0	0.0	884.8
Co Net	667.3	0.0	510	0	0.0	0.0	0.0	0.0	0.0	0.0	752.3

Net Present Value

Discount	Total Net	Before Tax	ARTC	Aband	SKTax	Before Tax
Rate	Capital	Net Rev	Cap GCA	Cost	Overhead	Cash Flow
%	M$US	M$US	M$US	M$US	M$US	M$US
0.0	2676	27840	0	482	0	27358
5.0	2589	22198	0	129	0	22069
7.5	2548	19996	0	40	0	19956
10.0	2508	18105	0	-16	0	18122
12.5	2471	16472	0	-50	0	16522
15.0	2434	15050	0	-69	0	15119
20.0	2365	12712	0	-82	0	12794
25.0	2301	10884	0	-78	0	10961

Reserve Life = 11.8 yrs       Reserve Half Life = 4.0 yrs        BOE Reserve Index = 9.6

Profitability Indices	Before Tax		Before Tax
Payout (yrs)	0.75	NPV @10%/BOE($)	20.48
Return On Investment @10%	7.22	NPV @15%/BOE($)	17.09
Return On Investment @15%	6.21	NPV @10%/BOE/D(M$)	71.96
Investment Return Rate(%)	>100	NPV @15%/BOE/D(M$)	60.04

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2006)

	Oil	Gas	BOE									ARTC	BTax
	Comp	Comp	Comp	Oil	Gas	Other	Total	Non-	Lease	Other	Total	Aband	Cash
Year	Int	Int	Int	Rev	Rev	Rev	Crown	Crown	Expen	Expen	Cap	Etc	Flow
	bbl/d	Mcf/d	boe/d	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2007	119	62	129	894	21	0	44	0	73	0	2676	0	-1878
2008	293	154	318	6927	161	0	797	0	516	0	0	0	5776
2009	303	159	330	6469	170	0	1218	0	547	0	0	0	4873
2010	284	192	316	5639	209	0	1060	0	549	0	0	0	4239
2011	252	170	280	4701	188	0	873	0	524	0	0	0	3492
2012	215	177	244	4101	201	0	761	0	498	0	0	0	3042
2013	179	148	204	3489	170	0	639	0	466	0	0	0	2555
2014	146	143	170	2917	168	0	529	0	440	0	0	0	2116
2015	150	146	174	3052	176	0	413	0	1164	0	0	1269	2919
2016	123	139	146	2564	170	0	269	0	1389	0	0	0	1076
2017	88	99	105	1869	124	0	149	0	1246	0	0	-377	220
2018	61	69	72	1324	88	0	67	0	1078	0	0	0	267
2019	44	50	53	392	26	0	9	0	375	0	0	-1373	-1339

Totl				44336	1872	0	6827	0	8866	0	2676	-482	27358

Discounted	@5.0%			34983	1404	0	5447	0	6154	0	2589	-129	22069
Cash	@10.0%			28431	1089	0	4450	0	4456	0	2508	16	18122
Streams	@15.0%			23678	869	0	3709	0	3354	0	2434	69	15119
	@20.0%			20122	711	0	3144	0	2612	0	2365	82	12794

Table: S-3D

Possible Undeveloped

AUSTRAL PACIFIC ENERGY LTD.
Base - Esc
Prodn Start Sep 01, 2007

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2006)

Reserves

				Non-Assoc
	LtMed	Heavy	Solution	Assoc				Pentanes	Total		Equiv
	Oil	Oil	Gas	Gas	Ethane	Propane	Butane	Plus	NGL	Sulphur	Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	1031.0	0.0	943	0	0.0	0.0	0.0	0.0	0.0	0.0	1188.2
Co Int	716.5	0.0	656	0	0.0	0.0	0.0	0.0	0.0	0.0	825.8
Co Net	602.3	0.0	554	0	0.0	0.0	0.0	0.0	0.0	0.0	694.6

Net Present Value

Discount	Total Net	Before Tax	ARTC	Aband	SKTax	Before Tax
Rate	Capital	Net Rev	Cap GCA	Cost	Overhead	Cash Flow
%	M$US	M$US	M$US	M$US	M$US	M$US
0.0	0	27699	0	170	0	27530
5.0	0	19609	0	-127	0	19737
7.5	0	16788	0	-165	0	16952
10.0	0	14519	0	-171	0	14690
12.5	0	12675	0	-162	0	12837
15.0	0	11158	0	-146	0	11304
20.0	0	8844	0	-110	0	8954
25.0	0	7191	0	-80	0	7271

Reserve Life = 17.5 yrs       Reserve Half Life = 7.1 yrs       BOE Reserve Index = 51.2

Profitability Indices	Before Tax		Before Tax
Payout (yrs)		NPV @10%/BOE($)	17.79
Return On Investment @10%		NPV @15%/BOE($)	13.69
Return On Investment @15%		NPV @10%/BOE/D(M$)	332.13
Investment Return Rate(%)		NPV @15%/BOE/D(M$)	255.58

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Dec 31, 2006)

	Oil	Gas	BOE									ARTC	BTax
	Comp	Comp	Comp	Oil	Gas	Other	Total	Non-	Lease	Other	Total	Aband	Cash
Year	Int	Int	Int	Rev	Rev	Rev	Crown	Crown	Expen	Expen	Cap	Etc	Flow
	bbl/d	Mcf/d	boe/d	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2007	13	7	14	96	2	0	5	0	4	0	0	0	89
2008	67	35	73	1589	37	0	183	0	66	0	0	0	1377
2009	127	67	138	2706	71	0	529	0	130	0	0	0	2118
2010	158	107	176	3144	116	0	618	0	171	0	0	0	2471
2011	171	116	190	3198	128	0	628	0	188	0	0	0	2511
2012	172	142	195	3278	160	0	648	0	196	0	0	0	2594
2013	165	136	187	3211	157	0	635	0	192	0	0	0	2541
2014	153	149	178	3053	176	0	609	0	186	0	0	0	2435
2015	141	138	164	2878	166	0	566	0	212	0	0	181	2447
2016	131	147	155	2713	180	0	518	0	304	0	0	0	2071
2017	119	134	141	2529	168	0	461	0	391	0	0	189	2032
2018	105	118	124	2268	150	0	399	0	424	0	0	0	1595
2019	118	133	140	2617	173	0	338	0	1102	0	0	981	2331
2020	100	113	119	2273	150	0	249	0	1176	0	0	0	998
2021	83	94	99	1928	127	0	176	0	1175	0	0	0	704
2022	69	78	82	1636	108	0	113	0	1178	0	0	0	452
2023	58	65	68	1388	91	0	59	0	1185	0	0	0	236
2024	20	23	24	498	33	0	12	0	472	0	0	-1300	-1252
2025	7	8	8	20	1	0	0	0	19	0	0	-221	-220

Totl				41023	2194	0	6746	0	8772	0	0	-170	27530

Discounted	@5.0%			27716	1408	0	4736	0	4779	0	0	127	19737
Cash	@10.0%			19819	957	0	3475	0	2782	0	0	171	14690
Streams	@15.0%			14847	682	0	2645	0	1727	0	0	146	11304
	@20.0%			11551	507	0	2075	0	1139	0	0	110	8954

Figure S-1

Map of New Zealand highlighting Petroleum Exploration Permit (PEP) 38738

70379

FIGURE S-2

CHEAL, NEW ZEALAND
DAILY COMPANY GROSS BARRELS OF OIL EQUIVALENT (BOE) FORECAST

SPROULE

FIGURE S-3

CHEAL, NEW ZEALAND
ANNUAL CASH FLOW (BEFORE INCOME TAX)

SPROULE

FIGURE S-4

CHEAL, NEW ZEALAND
NET PRESENT VALUE (BEFORE INCOME TAX)

SPROULE